

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2023

Yang Hu
Chief Financial Officer
Yalla Group Ltd
#238, Building 16
Dubai Internet City
PO Box 50913
Dubai, United Arab Emirates

      Re: Yalla Group Ltd
             Form 20-F for the Year Ended December 31, 2021
             Filed on April 25, 2022
             File No. 001-39552

Dear Yang Hu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology